January 24, 2014

Chad Eskildsen

Staff Accountant

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Mutual Fund Series Trust, File Nos. 333-132541, 811-21872

Dear Mr. Eskildsen

On November 26, 2013, you provided oral comments with respect to the Annual Report to Shareholders, for the period ended September 30, 2012 (the "Annual Report"), for the Camelot Premium Return Fund (the "Fund"), a series of Mutual Fund Series Trust (the "Registrant").  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

1.

Comment.  Please confirm whether the 6 basis points of acquired fund fees and expenses shown in the Fund’s February 1, 2013 prospectus is correct given the number of investment company investments shown in the Annual Report’s Schedule of Investments.

Response.  The Fund’s administrator has confirmed to the Registrant that acquired fund fees and expenses (“AFFE”) shown in the February 1, 2013 prospectus (the “2013 Prospectus”) did not include the business development companies (“BDCs”) in which the Fund invested.  To ensure that shareholders of the Fund  receive updated and accurate information regarding the Fund’s direct and indirect fees and expenses, the Registrant filed the Fund’s annual updating prospectus on January 10, 2014, prior to the January 28, 2014 deadline.

In September 2012, you brought to the Registrant’s attention a similar error in the prospectus of another series of the trust.  As you know, the calculation of AFFE is done by a fund’s administrator.  It is challenging for any fund administrator to identify BDCs in a fund’s portfolio.  We are not aware of any single generally accepted data source that identifies the universe of BDCs, and therefore the administrator must use its own experience and resources to identify BDCs in a portfolio.

In the Registrant’s March 5, 2013 response letter, the Registrant indicated its intention to implement revised procedures related to the calculation of AFFE.  The 2013 Prospectus was prepared and filed prior to these determinations.  In early 2013, the Fund’s administrator implemented procedures  to improve the identification of BDCs to ensure they are included in the AFFE in each prospectus.  The tax department of the Fund’s administrator maintains a data base of BDCs that it has identified in course of the Fund’s annual audit, and the fund administration department confers with the tax department to identify any holding that may potentially qualify as an investment company for purposes of the AFFE disclosure when it prepares the fee and expense information presented in the Fund’s prospectus.  The administrator’s written policies that describe the AFFE procedures are available upon your request.   Based on the changes implemented by the administrator, and the administrator’s confidence in the efficacy of its policies and procedures, the Registrant determined that the procedures outlined in the March 5, 2013 response letter were not necessary, and the additional expense of implementing those procedures not a prudent use of shareholder assets.

Unfortunately, the work of the Registrant’s administration team to update the 2013 Prospectus was well underway by mid-January 2013, and the AFFE was calculated prior to the time the administrator implemented the new procedures.  The Registrant regrets this administrative error.  The administrator, working with the Registrant, has reviewed each current prospectus of the Registrant and confirmed to the Registrant that, to the best of its knowledge, the AFFE in each fee table is correct and includes the expense of all BDCs identified in the portfolios.

In addition to the administrator’s procedures outlined above, the Registrant’s CCO has prepared a memorandum to be provided to all advisers regarding the status of BDCs as investment companies, explaining the impact of BDC investments on the fee tables, and enlisting their assistance in monitoring the accuracy of the AFFE.

2.

Comment.  In the Schedule of Investments, the two entries under “Investment Companies” and the one entry under “Private Equity” are all business development companies.  Please explain supplementally why they are not under one heading in the schedule.

Response.  The Fund’s administrator has confirmed to the Registrant that the  categories used in the reports are determined by, and are consistent with, the category selected by Bloomberg and Morningstar.

3.

Comment.  Please have each of the Delux Long/Short Fund (series identifier S000033626) and Catalyst International Value Fund (series identifier S000033418) marked inactive on EDGAR.

Response.  The Registrant will have each of those funds marked inactive on EDGAR.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser at (614) 469-3265 or Tanya Goins at (202) 973-2722.

Sincerely,

/s/ JoAnn M. Strasser

JoAnn M. Strasser